Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation II

Commission File No. 814-01219

On November 6, 2025, Blue Owl Capital Corporation (“OBDC”) held a conference call to discuss OBDC’s financial results for the quarter ended September 30, 2025. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Capital Corporation II (“OBDC II”) by OBDC. The following are excerpts from the transcript of OBDC’s November 6, 2025 conference call discussing the proposed merger of OBDC II and OBDC.

Mike Mosticchio, Head of Investor Relations

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Additionally, OBDC and Blue Owl Capital Corporation II, or OBDC II, issued a joint press release announcing that the companies have entered into a merger agreement pursuant to which OBDC will acquire OBDC II. The merger is subject to the satisfaction of customary closing conditions, including OBDC II shareholder approval.

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All materials referenced during today’s call, including the earnings and merger press releases, earnings and merger presentations and 10-Q are available on the News and Events section of the company’s website at blueowlcapitalcorporation.com.

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Craig Packer, Chief Executive Officer

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In addition to reporting another quarter of solid results for OBDC, we are also pleased to be announcing a merger between OBDC and OBDC II, a transaction which we believe can create meaningful value for shareholders of both funds.

•	First, I would like to review OBDC’s results for the quarter, and then I will spend a moment discussing the transaction.

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Next, I’d like to briefly highlight the transaction we announced yesterday to merge OBDC and OBDC II, with OBDC as the surviving entity. The merger strengthens OBDC’s position as the second largest publicly traded BDC adds nearly $1 billion in net assets and creates a larger, predominantly senior secured portfolio with potential for earnings accretion over time. This merger marks an important step in streamlining our BDC platform while enhancing long-term value for shareholders. Now I will turn it over to Logan to provide more detail on OBDC’s portfolio and the proposed merger.

Logan Nicholson, President

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Turning back to the proposed merger between OBDC and OBDC II, OBDC II was launched in 2017 to give individual investors access to the same strategy and platform we originally offered institutions through OBDC. Both portfolios are highly aligned and comparable exposures to senior secured loans and nearly all of OBDC II’s investments, about 98%, overlap with OBDC. These portfolios are managed by the same investment team and reflect a consistent investment composition and credit quality.

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As Craig mentioned, this transaction adds scale to OBDC’s portfolio, bringing in $1.7 billion of investments which will increase the portfolio to $18.9 billion across 239 companies. With the addition of complementary portfolios from OBDE last year and now OBDC II, the overall portfolio will have grown by 40%, affording us more scale and diversity.

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The merger strengthens our balance sheet given OBDC II’s lower leverage at 0.78x, and we expect the transaction to be accretive to NII over time. We anticipate approximately $5 million of cost savings in the first year, largely from eliminating duplicative expenses. Over time, there is potential for lower cost sources of capital and greater flexibility to pursue new investment opportunities.

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Finally, while this merger would provide liquidity for OBDC II shareholders, it is worth noting that these shareholders have had access to liquidity through a quarterly repurchase program, which met 100% of shares tendered for nearly seven years. We believe this transaction positions the combined company well to continue to deliver attractive risk-adjusted returns as a market leader in the space. And now I’ll turn over the call to Jonathan to provide more detail on our third quarter financial results and the mechanics of the proposed merger.

Jonathan Lamm, Chief Financial Officer

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Lastly, I’d like to spend a minute describing the proposed merger consideration. The transaction is structured as a stock-for-stock merger with each OBDC II shareholder receiving a certain number of OBDC shares to be determined just prior to closing. The exchange ratio will be determined by a formula, which will be struck on a NAV-for-NAV basis if OBDC is trading at or below NAV per share, or a premium that will benefit OBDC shareholders if OBDC is trading above NAV per share.

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As a sign of support from Blue Owl, OBDC and OBDC II will be reimbursed for 50% of the fees and expenses associated with the proposed merger up to $3 million in total which will be paid for by OBDC’s adviser if the proposed merger is consummated. OBDC’s Board of Directors has also authorized a new share repurchase program of up to $200 million in open market purchases from time to time, to account for the increased size of the combined company. This will replace our current $150 million share repurchase plan.

•	Finally, we are expecting to close the transaction in the first quarter of 2026, subject to customary closing conditions. Now I will turn it over to Craig for some closing remarks.

Brian McKenna, Citizens

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So starting on the OBDC II merger nonaccruals in this portfolio are 60 basis points above OBDC. So what’s driving this? And then what part of that portfolio has underperformed relative to OBDC? And then leverage is clearly lower, but what kind of ROEs has OBDC II generated since inception? And then is there a way just to think about the incremental ROE post the merger?

Craig Packer, Chief Executive Officer

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Look, for those that aren’t familiar, OBDC II was raised about a year after we initiated OBDC. The portfolios have almost complete overlap, almost 100%. It’s the same names invested in the same period of time with the same economics with the same strategy and the same team. The OBDC II will comprise about 10% of OBDC. So the impact of merging it in is really quite modest given the overlap in names.

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The higher nonaccrual rates are a function of the names on nonaccrual being a little bit bigger at OBDC II because OBDC II is still operating under a lower leverage constraint than OBDC. It has the old leverage rules, so it’s capped at one turn of leverage, we’d be running at 0.75x of leverage. And so we’ve had the nonaccruals or just a little bit bigger part of that portfolio, but it’s the same names that OBDC already has exposure to. When you add them in, it has an immaterial impact on overall credit statistics at OBDC. So their names were already in slightly higher immaterial impact. I don’t know, Jonathan, maybe you want to hit the ROE question.

Jonathan Lamm, Chief Financial Officer

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Yes. So on the ROEs, obviously, just given we’ve been running OBDC leverage the middle — towards the middle over time, middle to the upper end of our target leverage ratio, whereas OBDC II has been running, as Craig alluded to, at 0.6, call it, 2.75. Historically, the ROEs on the — just based on the returns associated with that leverage have been lower. But as the companies come together, Brian, we think that there’s about 15 to 20 basis points of ROE accretion that we can create across the portfolio, and that’s really driven by OpEx synergies that we can see, some liability management associated with some of the financings in particular in OBDC II that we can refinance into single facilities, and OBDC II just has a little bit of a higher weighted average asset yield.

Brian McKenna, Citizens

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A few years ago, you did an Investor Day, you laid out some steps you were going to take to improve the valuation. As we sit here today, we’re clearly in a different part of the cycle, but I mean, what are you doing as a management team to improve the valuation? You refresh and upside to buyback to $200 million. Should we expect you to be a little bit more active there?

Craig Packer, Chief Executive Officer

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So we — we’ve laid out some goals at Investor Day that I think were very effective and, in fact, the stock within a year or so actually got to book value. So we were very pleased with that at the time. One of the goals, just to say it, at the time was also to simplify our BDC portfolio, which at the time was seven names, and we had a stated goal of getting it down to four names. And with the merger we’re announcing today, if that’s approved and closes, we’ll have accomplished that goal.

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•	Whether it be buybacks, I think, certainly with the merger, that’s something that we’ll be attuned to. We have the buyback that’s out there.

Robert Dodd, Raymond James

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If M&A activity does continue to ramp that we’re hearing about, you’re a little — not tapped out, but I mean your towards the that you might not be able to participate that in that as fully given where the leverage is unless you can obviously repayments happen, too. I mean, what are your thoughts on what the opportunities are, if there is a real M&A cycle given where your leverage is to start there?

Craig Packer, Chief Executive Officer

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The merger will take leverage down a little bit by itself, and so that will create some cushion and, guys, what is it 1.15 or something pro forma? So $1.15 billion pro forma. So that alone will get us down a little bit. And we can modulate this pretty easily in any given quarter because we’re constantly getting repayments. And so I think that we can participate in an attractive deal flow cycle if we see an unusually attractive cycle just by allowing some repayments to come in and deploying to get back to 1.2, 1.25. Logan, maybe just comment on what the deal environment has been.

Logan Nicholson, President

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I’d also point out something that we pointed out last quarter, and after the OBDE merger that also rings through after OBDC II, we continue to have less pro forma JV and strategic equity investments as we would have had prior to the merger. And so it gives us an opportunity to deploy into those accretive and noncorrelated opportunities.

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•	So I think those JVs and strategic investments will be a place post the OBDC II merger, where we’re able to take advantage of it.

Case Alexander, Compass Point

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I noticed that the merger doesn’t have any lockups or gates for the OBDC II shareholders. So is it kind of your plan or your strategy to hold that for after the merger and use that to absorb any potential selling pressure that might come from the merger?

Craig Packer, Chief Executive Officer

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I don’t think that we’ve made that determination. I think that we think about the buyback is something that be used anytime and, obviously, current share price environment is one that you have to be looking hard at it. Just because you’re raising it, and again, investors may not be familiar with OBDC II.

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OBDC II, throughout its entire life for seven years, has had quarterly tender offers. And we have fulfilled every penny of every tender offer for every quarter for seven years. So unlike other BDC mergers in the space, where a merger with a public BDC would be the first opportunity for investors to get liquidity. These investors have not only had access, but they’ve all — anybody who’s wanted out has gotten out on schedule.

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So I think there’s a lot of fact patterns to suggest that investors in OBDC II wouldn’t necessarily be sellers because if they wanted to sell, they could have just sold in the last tender off we did. So I don’t — so therefore, we’re not thinking about our buyback as necessarily needed for the closing of that merger because that fact pattern wouldn’t suggest that the merger would create more sellers. So we just view it as to be used in any environment. And certainly, again, the stock price is at a level that we’ll look at it.

Kenneth Lee, RBC Capital Markets

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•	Wonder if you could just talk a little bit more about expected time frames for achieving the expected ROE accretion that you mentioned?

Jonathan Lamm, Chief Executive Officer

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Sure, I mean, timing-wise, similar timing in terms of our expectation to close the merger, which should be at some point, hopefully in the first quarter, maybe later in the first quarter. The OpEx synergies tend to come in relatively quickly, just given they’re mostly related to duplicative expenses and things along those lines.

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The capital structure related synergies do sometimes take a little bit longer, but we expect most of — we expect we can achieve most of those in 2026. And the effect of just leveraging out the portfolio just given the relative small size of OBDC II to OBDC also is a relatively near-term event. So we don’t think that it’s going to take very long.

Sean-Paul Adams, B. Riley Securities

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•	Given the impact of the uptick and the scale on earnings, are there any potential valuations for changes on the management fee cost structure on a go-forward basis?

Craig Packer, Chief Executive Officer

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•	No, we’re not looking at the management fee structure, if that’s your question. We’ve had the same structure for almost 10 years and OBDC II had the same fee structure.

Mickey Schleien, Clear Street

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•	In terms of the merger closing, are you assuming the government is going to reopen quickly and get the SEC fully up and running, in your assessment?

Jonathan Lamm, Chief Financial Officer

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•	That would be part of the assessment that they would be able to review that. But ultimately, we think the projection that we’ve got in place accounts for that.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.